May 21, 2025

Huiyi Zheng
Chief Executive Officer
Platinum Analytics Cayman Limited
60 Anson Road, 17-01, Mapletree
Singapore 079914

       Re: Platinum Analytics Cayman Limited
           Registration Statement on Form F-1
           Filed May 9, 2025
           File No. 333-287134
Dear Huiyi Zheng:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Taxation, page 80

1. You state here that the statements made regarding Cayman Islands tax considerations are the opinion of Ogier, your Cayman Islands legal counsel. Please file the tax opinion as an exhibit or advise.
Exhibits

2. We note that the legality opinion filed as Exhibit 5.1 is not dated. Please file a signed and dated legality opinion prior to effectiveness.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 21, 2025
Page 2

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Andrei Sirabionian